Exhibit 1.02

C. R. Bard, Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of C. R. Bard, Inc. (the “Company”) has been prepared in accordance with Rule 13p-1 and Form SD (together, the “Rule”) promulgated under Section 13(p) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the period from January 1, 2013 to December 31, 2013. Please refer to Section 13(p) and the Rule for definitions of the terms used in this Report, unless otherwise defined herein.

Overview

The Company designs, develops, manufactures, packages, distributes and sells medical, surgical, diagnostic and patient care devices. A broad range of products are sold to hospitals, individual healthcare professionals, extended care health facilities and alternate site facilities on a global basis. In general, the Company’s products are intended to be used once and then discarded or either temporarily or permanently implanted.

In 2013, the Company evaluated its supply chain to determine which of its products were likely to contain “conflict minerals,” as this term is defined by Section 13(p) and Form SD, due to the presence of minerals in parts obtained from suppliers or from the utilization of such minerals in the Company’s or its suppliers’ manufacturing processes. As a medical device manufacturer, the Company does not engage in the actual mining of conflict minerals, and does not purchase raw ore or unrefined conflict minerals from any source. Nor does the Company directly purchase any product, mineral or any other materials from any source in the Democratic Republic of the Congo (“DRC”), or any of the adjoining countries (collectively, the “Covered Countries”).

Reasonable Country of Origin Inquiry and Due Diligence Process

The Company determined that certain of its urological catheters, peripherally inserted central catheters and vena cava filter products contain gold, tantalum and/or tungsten. After making this determination and concluding that the conflict minerals are necessary to the functionality or production of such products, the Company conducted a reasonable country of origin inquiry (“RCOI”) to determine whether the products or manufacturing processes do, in fact, contain or use conflict minerals and, if so, whether such conflict minerals originated in a Covered Country or came from recycled or scrap sources.

As discussed in the accompanying Form SD, the Company sent letters to approximately 200 of our known direct suppliers of products and/or components that potentially contain necessary conflict minerals requesting that such suppliers provide us with country of origin information with respect to any of our necessary conflict minerals. These letters were based on a model supplier inquiry letter created by the Organisation of Economic Co-operation and Development (“OECD”) as part of its Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the Supplements thereto for tin, tantalum, tungsten and gold (“OECD Due Diligence Guidance”). All but approximately ten1 of these direct suppliers confirmed that the minerals in question were derived from countries other than the Covered Countries. Of the suppliers that could not confirm the origin of the minerals in question, one supplier indicated that it acquired gold from a distributor that it believed had procured the mineral from recycled sources, but we were unable to verify this, and the other suppliers were unsure of the origin of the conflict minerals used in their products or in the manufacturing of their products. Accordingly, based on our good faith reasonable country of origin inquiry, we were unable to determine the origin of the necessary conflict minerals, so we conducted further due diligence.

In conducting our due diligence, the Company contacted each of its direct suppliers to obtain additional information regarding the types of necessary conflict minerals contained in parts that they supplied to the Company (or that were used in the manufacturing processes for such parts and remained in those parts upon completion of the manufacturing process), and the source(s) of any conflict minerals used. As noted, approximately ten of the suppliers

[1]	To the best of our knowledge, we believe that there are no more than ten suppliers that could not confirm the origin of the necessary conflict minerals.

were unable to provide information regarding the country of origin or the facilities used to process conflict minerals in supplier parts. Nor were these suppliers able to provide information regarding the mines or sources of origin of those conflict minerals. Despite repeated inquiries, in sum, those suppliers that could not determine the country of origin of the conflict minerals, the facilities where these minerals may have been refined or smelted, or the mines from which they may have been extracted, were unable to provide us with any additional information. In most cases, this was due to the fact that they were unable to obtain the necessary information from their suppliers.

The Company does not have sufficient information from its suppliers to determine whether supplier parts contain conflict minerals or whether conflict minerals which were used in their manufacture (and which may remain in such parts incorporated into our products) may have originated in one or more of the Covered Countries and may not have been derived from recycled or scrap sources (which sources would be considered “conflict free”). As a result, the Company has determined that its products are “DRC Conflict Undeterminable,” as defined in Item 1.01(d)(5) of Form SD.

The statements above are based on the RCOI process and due diligence performed in good faith by the Company and on the information available at the time the RCOI process was implemented and due diligence performed. A number of factors could introduce errors in this report including, but not limited to: gaps in product or product content information, gaps in supplier data, errors or omissions by or of suppliers, gaps in supplier education and knowledge, lack of timeliness of data, supplier unfamiliarity with the protocol due to this being the first year for conflict mineral disclosures, language barriers and translation, and smuggling of conflict minerals to countries beyond the Covered Countries.

Risk Mitigation – Improvement Program

In 2014, the Company plans to take certain measures to mitigate the risk that conflict minerals will benefit or finance armed groups in the Covered Countries, including the following:

•	Adopt a formal Conflict Minerals Policy, which will be provided to suppliers and made available on the Company website.

•	Continue to follow the OECD-prescribed due diligence process, expanding and otherwise improving upon our supply chain inquiry process as necessary and appropriate in light of this first year’s experience under the new conflict minerals disclosure regime, and implement a software solution to automate the RCOI and due diligence processes.

•	Continue to work with suppliers who provided incomplete or insufficient information.

•	Include in new or renewed supplier contracts a clause requiring suppliers to provide an annual certification regarding the country of origin of any conflict minerals or products containing conflict minerals and to require suppliers to engage with their suppliers to provide similar information.

This report has not been subject to an independent private sector audit as permitted under Instruction 2 to Item 1.01 of Form SD, which provides a temporary accommodation for the first two calendar years following November 13, 2012.